UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December, 2010	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ________	Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File nos. 333-130283 and 333-09874 and Form F-9 File no. 333-168062.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: December 2, 2010	By:	/s/ Stephen Forbes
		Name:	Stephen Forbes
		Title:	Executive Vice-President

NEWS RELEASE
CIBC Announces Fourth Quarter And Fiscal 2010 Results

CIBC’s 2010 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.
(Toronto, ON — December 2, 2010) — CIBC announced net income of $500 million for the fourth quarter ended October 31, 2010, down from $644 million for the fourth quarter of 2009. Diluted earnings per share (EPS) of $1.17 and cash diluted EPS of $1.19(1) for the fourth quarter of 2010 compared with diluted EPS of $1.56 and cash diluted EPS of $1.59(1), respectively, for the same period last year.
     CIBC’s results for the fourth quarter of 2010 were affected by the following items of note aggregating to a negative impact of $0.49 per share:
•	$122 million after-tax, or $0.31 per share, loss from the structured credit run-off business;
•	$117 million after-tax, or $0.30 per share, loss on capital repatriation activities. These activities had no impact on CIBC’s shareholders’ equity or on CIBC’s Tier 1 capital ratio; and
•	$45 million after-tax, or $0.12 per share, reversal of the provision for credit losses in the general allowance.
     CIBC’s results for the fourth quarter of 2009 included items of note aggregating to a positive impact of $0.18 per share.
     CIBC’s net income of $500 million for the fourth quarter of 2010 compared with net income of $640 million for the third quarter ended July 31, 2010. Diluted EPS of $1.17 and cash diluted EPS of $1.19(1) for the fourth quarter of 2010 compared with diluted EPS of $1.53 and cash diluted EPS of $1.55(1) for the prior quarter, which included items of note aggregating to a negative impact of $0.11 per share.
     For the year ended October 31, 2010, CIBC reported net income of $2.5 billion, diluted EPS of $5.87 and cash diluted EPS of $5.95(1), which included items of note aggregating to a negative impact of $0.50 per share. These results compared with net income of $1.2 billion, diluted EPS of $2.65 and cash diluted EPS of $2.73(1) for 2009, which included items of note aggregating to a negative impact of $3.15 per share.
     CIBC reported a strong return on equity of 19.4% for the year ended October 31, 2010 and a strong Tier 1 capital ratio of 13.9% at October 31, 2010.
     “2010 was a good year for CIBC and our stakeholders,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Against the backdrop of economic and industry conditions that improved from 2009 but remained challenging, CIBC reported solid financial results including delivering the highest total shareholder return of the Canadian banks while furthering progress against our strategic priorities.”

     “Our improved financial performance in 2010 and strong position heading into 2011 reflect CIBC’s focus on achieving and maintaining market leadership in core businesses, growing in select areas where we have proven capabilities and market opportunities, and supporting our growth with strong fundamentals,” added McCaughey.
Performance Against Objectives

	Medium-term objectives	2010 results
Earnings per share (EPS) growth	Diluted EPS growth of 5% — 10% per annum, on average, over the next 3-5 years	2010 EPS of $5.87 compared with 2009 EPS of $2.65

Return on equity (ROE)	Return on average common equity of 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity)	ROE: 19.4%

Capital strength	Tier 1 capital ratio target of 8.5% Total capital ratio target of 11.5%	Tier 1 capital ratio: 13.9% Total capital ratio: 17.8%

Business mix	At least 75% retail (as measured by economic capital(1))	74%/26% retail/wholesale (as measured by economic capital(1))

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances (loan loss ratio) on a managed basis(1) between 50 and 65 basis points through the business cycle	Loan loss ratio on a managed basis(1): 56 basis points

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expense to total revenue (cash efficiency ratio, taxable equivalent basis (TEB)(1))	Cash efficiency ratio, TEB(1): 57.6%

Dividend payout ratio	40% — 50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions)	Dividend payout ratio: 59.1%

Total shareholder return	Outperform the S&P/TSX Composite Banks index (dividends reinvested) on a rolling five-year basis	Five years ended October 31, 2010: CIBC — 36.6% Index — 50.2%

(1)	For additional information, see the “Non-GAAP measures” section.
Progress Against Priorities
Market leadership in our core businesses
CIBC Retail Markets reported net income in 2010 of $2.2 billion, up from $1.9 billion in 2009. Growth in profitability of 16% was driven by higher revenue in all three of CIBC Retail Markets’ Canadian business segments — personal banking, business banking and wealth management — and lower loan losses.
CIBC Retail Markets strengthened its business on many fronts in 2010 in support of its strategic priorities of providing its clients with strong advisory solutions, an excellent client experience and competitive products. Key highlights included:
—	Opening, relocating or expanding 35 branches, completing CIBC’s largest branch investment program on record a full year ahead of schedule, while continuing a targeted approach to extending evening, Saturday and Sunday hours for clients;
—	Launching the first mobile banking App in Canada that enabled CIBC’s clients to perform many of their day-to-day banking transactions anywhere, anytime;

CIBC Fourth Quarter 2010 News Release	2

—	Acquiring a MasterCard portfolio from Citi Cards Canada Inc. (the MasterCard portfolio), enhancing CIBC’s market leadership in credit cards and making CIBC the largest dual issuer of Visa and MasterCard in Canada;
—	Acquiring full ownership of CIT Business Credit Canada Inc., giving CIBC a market leadership position in asset-based lending in Canada and, combined with other initiatives, positioning CIBC for growth in business banking;
—	Launching several new products for clients, including the CIBC eAdvantage Savings Account, the first Visa debit card in Canada with the CIBC Advantage Card, and announcing lower trading fees for CIBC’s discount brokerage clients who have $100,000 in business with CIBC;
—	Investing in new technology and tools to help CIBC’s network of more than 3,000 advisors across Canada better service client needs; and
—	Continuing to invest in CIBC’s national television brand advertising campaign throughout 2010 that featured CIBC employees and their commitment to providing value to CIBC’s clients every day.
     “As we head into 2011, we are well positioned to offer our clients strong financial advice and an excellent client experience with greater access and choice in how and when they bank with CIBC and with exciting innovations such as the introduction of mobile banking for clients on the go,” says Sonia Baxendale, President of CIBC Retail Markets. “Across all of Retail Markets, we have made significant investments that provide added value and strengthen the relationships we have with our 11 million clients.”
Wholesale Banking reported net income of $342 million in 2010, compared to a loss of $472 million in 2009. These results include losses from the structured credit run-off portfolio, which declined from $684 million in 2009 to $161 million in 2010.
Wholesale Banking’s objective is to be the premier client-focused wholesale bank based in Canada by bringing Canadian capital markets products to Canada and the rest of the world and by also bringing the world to Canada. During 2010, Wholesale Banking’s highlights included:
—	Maintaining market leadership positions in Canada in key areas such as equity trading, equity underwriting, corporate and government bond underwriting and M&A;
—	Leading or co-leading several key investment banking deals, particularly in mining and oil & gas where CIBC has a long history of expertise and strong client relationships;
—	Strengthening and expanding its lending capability, adding several new clients and expanding existing relationships that have contributed to revenue growth and market share gains. Corporate Credit Products is partnering closely with Business Banking to grow CIBC’s small business, commercial and corporate client relationships in support of CIBC’s priority to achieve a market leadership position in these segments over the next 3-5 years; and
—	Making significant investments in its trading and other technology platforms, enabling better execution on behalf of CIBC’s wholesale banking clients and enhancing risk management capabilities.
“Wholesale Banking’s results have continued to exhibit the greater consistency and risk control that we saw emerge in 2009 following the refocusing of our strategy,” says Richard Nesbitt, Chairman and Chief Executive Officer of Wholesale Banking. “With the investments we are making and the strong client relationships we continue to expand, our business is well positioned for industry conditions that we expect will improve over the course of 2011.”

CIBC Fourth Quarter 2010 News Release	3

During 2010, CIBC continued to actively manage and reduce its structured credit run-off portfolio. In 2010, notional exposures declined by $17 billion as a result of sales and terminations of positions, as well as settlements with financial guarantors. The remaining portfolio of primarily collateralized loan obligations and corporate debt has experienced minimal defaults in the underlying collateral and continues to benefit from significant levels of subordination.
As at October 31, 2010, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $0.7 billion (US$0.7 billion), down from $1.5 billion (US$1.4 billion) a year ago. Further significant losses could result, depending on the performance of both the underlying assets and the financial guarantors.
Strong fundamentals
While investing in its core businesses, CIBC has continued to strengthen key fundamentals. In 2010, CIBC enhanced its capital and funding strength, while maintaining competitive productivity and sound risk management:
—	CIBC’s capital ratios are strong, including Tier 1 and Tangible Common Equity(1) ratios of 13.9% and 9.9% at October 31, 2010 that have increased from 12.1% and 7.6% a year ago;
—	In 2010, CIBC continued to strengthen and diversify its funding profile by term, product and market;
—	CIBC’s non-interest expense to revenue ratio improved from 67.1% in 2009 to 58.1% in 2010 (66.4%(1) and 57.6%(1), respectively, on a cash, taxable equivalent basis);
—	Credit quality has improved significantly, with CIBC’s loan loss ratio on a managed basis declining from 70 basis points(1) in 2009 to 56 basis points(1) in 2010; and
—	Market risk, as measured by Value at Risk (VaR), decreased from $6.3 million in 2009 to $4.2 million in 2010;
In September, the Basel Committee on Banking Supervision (BCBS) announced new regulatory capital and liquidity standards for global banks. Canada’s regulator, the Office of the Superintendent of Financial Institutions (OSFI), will be confirming the specific application of these standards for Canadian banks. CIBC is well positioned to exceed the new standards ahead of the implementation timelines that have been proposed by the BCBS, while continuing to invest for future growth.

CIBC Fourth Quarter 2010 News Release	4

Fourth Quarter Financial Highlights

	As at or for the three months ended
	2010	2010	2009
Unaudited	Oct. 31	Jul. 31	Oct. 31

Financial results ($ millions)
Net interest income	$1,645	$1,548	$1,419
Non-interest income	1,609	1,301	1,469

Total revenue	3,254	2,849	2,888
Provision for credit losses	150	221	424
Non-interest expenses	1,860	1,741	1,669

Income before taxes and non-controlling interests	1,244	887	795
Income tax expense	742	244	145
Non-controlling interests	2	3	6

Net income	$500	$640	$644

Financial measures
Efficiency ratio	57.2%	61.1%	57.8%
Cash efficiency ratio, taxable equivalent basis (TEB) (1)	56.4%	60.6%	57.3%
Return on equity	14.6%	19.8%	22.2%
Net interest margin	1.83%	1.74%	1.66%
Net interest margin on average interest-earning assets	2.15%	2.03%	1.99%
Return on average assets	0.56%	0.72%	0.75%
Return on average interest-earning assets	0.66%	0.84%	0.90%
Total shareholder return	12.12%	(4.17)%	(5.25)%

Common share information
Per share	- basic earnings	$1.17	$1.54	$1.57
	- cash basic earnings (1)	1.19	1.55	1.59
	- diluted earnings	1.17	1.53	1.56
	- cash diluted earnings (1)	1.19	1.55	1.59
	- dividends	0.87	0.87	0.87
	- book value	32.17	31.36	28.96
Share price	- high	79.50	75.40	69.30
	- low	66.81	65.91	60.22
	- closing	78.23	70.60	62.00
Shares outstanding (thousands)
	- average basic	391,055	388,815	382,793
	- average diluted	392,063	389,672	383,987
	- end of period	392,739	390,781	383,982
Market capitalization ($ millions)		$30,724	$27,589	$23,807

Value measures
Dividend yield (based on closing share price)	4.4%	4.9%	5.6%
Dividend payout ratio	74.3%	56.7%	55.4%
Market value to book value ratio	2.43	2.25	2.14

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$89,660	$92,049	$84,583
Loans and acceptances, net of allowance	184,576	184,987	175,609
Total assets	352,040	349,600	335,944
Deposits	246,671	238,102	223,117
Common shareholders’ equity	12,634	12,256	11,119
Average assets	355,868	353,092	339,197
Average interest-earning assets	302,907	302,288	282,678
Average common shareholders’ equity	12,400	11,994	10,718
Assets under administration	1,260,989	1,216,719	1,135,539

Balance sheet quality measures
Risk-weighted assets ($ billions)	$106.7	$107.2	$117.3
Tangible common equity ratio (1)	9.9%	9.5%	7.6%
Tier 1 capital ratio	13.9%	14.2%	12.1%
Total capital ratio	17.8%	18.1%	16.1%

Other information
Retail / wholesale ratio	74% / 26%	74% / 26%	69% / 31%
Full-time equivalent employees	42,354	42,642	41,941

(1)	For additional information, see the “Non-GAAP measures” section.
n/m	Not meaningful.

CIBC Fourth Quarter 2010 News Release	5

Review of CIBC Fourth Quarter Results
Net income was $500 million, down $144 million from the fourth quarter of 2009 and down $140 million from the prior quarter.
     Net interest income of $1,645 million was up $226 million from the fourth quarter of 2009, primarily due to higher treasury revenue, volume growth in most retail products including the impact of the MasterCard portfolio, and higher trading-related net interest income, partially offset by lower spreads in retail products.
     Net interest income was up $97 million from the prior quarter, primarily due to volume growth in most retail products including the impact of the MasterCard portfolio, and higher trading-related net interest income.
     Non-interest income of $1,609 million was up $140 million from the fourth quarter of 2009, primarily due to foreign exchange gains on capital repatriation activities, higher net realized gains on sale of AFS securities and lower write-downs, higher income from securitization activities, and higher mutual fund fees. These factors were partially offset by higher losses in the structured credit run-off business and lower underwriting and advisory fees.
     Non-interest income was up $308 million from the prior quarter, primarily due to foreign exchange gains on capital repatriation activities, higher income from securitization activities, and higher commissions on securities transactions. These factors were partially offset by higher losses in the structured credit run-off business and lower underwriting and advisory fees.
     Provision for credit losses of $150 million was down $274 million from the fourth quarter of 2009. The specific provision for credit losses was down $193 million, attributable to lower provisions in the consumer and business and government portfolios. The general provision for credit losses was down $81 million, driven by improvements in cards and personal lending, as well as a refinement in how we calculate our general allowance for small business, partially offset by changes in the provision for large corporate loans and the establishment of an allowance for the MasterCard portfolio.
     Provision for credit losses was down $71 million from the prior quarter. The specific provision for credit losses was down $82 million, attributable to lower provisions in the consumer and business and government portfolios. The general provision for credit losses was up $11 million, driven by the establishment of an allowance for the MasterCard portfolio and changes in the provision for large corporate loans, largely offset by a refinement in how we calculate our general allowance for small business.
     Non-interest expenses of $1,860 million were up $191 million from the fourth quarter of 2009, primarily due to higher performance-related compensation, pension expenses, computer-related costs, advertising and business development expenses, and the impact of the introduction of the Harmonized Sales Tax (HST) on these and other items.
     Non-interest expenses were up $119 million from the prior quarter, primarily due to higher computer-related costs, advertising and business development expenses, professional fees, occupancy costs, and the impact of HST on these and other items.
     Income tax expense of $742 million in the fourth quarter of 2010 was up from $145 million a year ago and $244 million in the prior quarter, primarily due to tax expense on the capital repatriation activities during the fourth quarter of 2010.

CIBC Fourth Quarter 2010 News Release	6

Review of CIBC Retail Markets Fourth Quarter Results

	For the three months ended
	2010	2010	2009
$ millions	Oct. 31	Jul. 31	Oct. 31 (1)

Revenue
Personal banking	$1,653	$1,605	$1,562
Business banking	355	350	334
Wealth management	355	336	337
FirstCaribbean	127	141	160
Other	(10)	40	(37)

Total revenue (a)	2,480	2,472	2,356
Provision for credit losses	249	304	362
Non-interest expenses (b)	1,425	1,352	1,338

Income before taxes and non-controlling interests	806	816	656
Income tax expense	228	214	182
Non-controlling interests	2	3	6

Net income (c)	$576	$599	$468

Efficiency ratio (b/a)	57.5%	54.7%	56.8%
Amortization of other intangible assets (d)	$8	$7	$7
Cash efficiency ratio (2) ((b-d)/a)	57.1%	54.4%	56.5%
Return on equity (2)	44.4%	45.9%	37.8%
Charge for economic capital (2) (e)	$(176)	$(179)	$(169)
Economic profit (2) (c+e)	$400	$420	$299
Full-time equivalent employees	29,106	29,174	28,921

(1)	Certain prior period information has been restated to conform to the presentation of the current period.

(2)	For additional information, see the “Non-GAAP measures” section.
Net income was $576 million, up $108 million from the fourth quarter of 2009.
     Revenue of $2,480 million was up $124 million from the fourth quarter of 2009, primarily due to volume growth across most lines of business, the acquisition of the MasterCard portfolio, stronger equity markets and higher treasury revenue allocations, partially offset by lower spreads and the negative impact of a stronger Canadian dollar on FirstCaribbean revenue.
     Provision for credit losses of $249 million was down $113 million from the fourth quarter of 2009, primarily driven by lower bankruptcies, write-offs, and delinquencies in the cards and personal lending portfolios.
     Non-interest expenses of $1,425 million were up $87 million from the fourth quarter of 2009, primarily as a result of higher pension expense, the introduction of HST and higher advertising and business development expenses.
     Income tax expense of $228 million was up $46 million from the fourth quarter of 2009, primarily due to higher pre-tax income.

CIBC Fourth Quarter 2010 News Release	7

Review of Wholesale Banking Fourth Quarter Results

	For the three months ended
	2010	2010	2009
$ millions	Oct. 31	Jul. 31	Oct. 31(1)

Revenue (TEB) (2)
Capital markets	$218	$241	$261
Corporate and investment banking	136	146	161
Other	(90)	(61)	88

Total revenue (TEB) (2) (a)	264	326	510
TEB adjustment	26	11	7

Total revenue (b)	238	315	503
Provision for credit losses	8	29	82
Non-interest expenses (c)	327	258	245

(Loss) income before taxes	(97)	28	176
Income taxes	(41)	3	16

Net (loss) income (d)	$(56)	$25	$160

Efficiency ratio (c/b)	n/m	81.4%	48.7%
Amortization of other intangible assets (e)	$—	$—	$1
Cash efficiency ratio (TEB) (2) ((c-e)/a)	n/m	78.9%	47.9%
Return on equity (2)	(14.1)%	4.4%	28.2%
Charge for economic capital (2) (f)	$(61)	$(61)	$(76)
Economic (loss) profit (2) (d+f)	$(117)	$(36)	$84
Full-time equivalent employees	1,159	1,134	1,077

(1)	Certain prior period information has been restated to conform to the presentation of the current period.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful.
Net loss for the quarter was $56 million, compared to net income of $25 million for the third quarter of 2010.
     Revenue of $238 million was down $77 million from the third quarter of 2010, primarily due to a higher loss from the structured credit run-off business, lower revenue from equity new issues, lower revenue from fixed income and foreign exchange trading, and higher mark-to-market losses on corporate loan hedges. These items were partially offset by higher interest income on tax reassessments.
     Non-interest expenses of $327 million were up $69 million from the third quarter of 2010, primarily due to higher performance-related compensation, professional fees and severance costs.
     Provision for credit losses of $8 million was down $21 million from the third quarter of 2010, primarily due to lower losses in the U.S. real estate finance and European run-off portfolios.
     An income tax recovery of $41 million compared to an income tax expense of $3 million for the third quarter of 2010, primarily due to a pre-tax loss for the fourth quarter compared with pre-tax income for the third quarter.

CIBC Fourth Quarter 2010 News Release	8

Review of Corporate and Other Fourth Quarter Results

	For the three months ended
	2010	2010	2009
$ millions	Oct. 31	Jul. 31	Oct. 31

Total revenue	$536	$62	$29
(Reversal of) provision for credit losses	(107)	(112)	(20)
Non-interest expenses	108	131	86

Income (loss) before taxes	535	43	(37)
Income taxes	555	27	(53)

Net (loss) income	$(20)	$16	$16

Full-time equivalent employees (1)	12,089	12,334	11,943

(1)	Certain prior period information has been restated to conform to the presentation of the current period.
Net loss for the quarter was $20 million, compared to net income of $16 million for the fourth quarter of 2009.
     Revenue of $536 million was up $507 million from the fourth quarter of 2009, primarily due to foreign exchange gains on capital repatriation activities.
     Reversal of credit losses of $107 million compared with a reversal of credit losses of $20 million for the fourth quarter of 2009, primarily due to higher reversals of credit losses in the general allowance for the cards and business and government portfolios.
     Non-interest expenses of $108 million were up $22 million from the fourth quarter of 2009, primarily due to higher unallocated corporate support costs.
     Income tax expense of $555 million for the fourth quarter of 2010 compared to an income tax benefit of $53 million for the fourth quarter of 2009, primarily due to the tax impact of capital repatriation activities during the quarter. In addition, the tax benefit in 2009 included a revaluation of future tax assets.
     The capital repatriation activities during the fourth quarter of 2010 had no impact on CIBC’s shareholders’ equity or on CIBC’s Tier 1 capital ratio.

CIBC Fourth Quarter 2010 News Release	9

Making a Difference in Our Communities
As a leader in community investment, CIBC is committed to supporting causes that matter to its clients, employees and communities. During the fourth quarter of 2010:
•	The Canadian Breast Cancer Foundation CIBC Run for the Cure raised more than $33 million, an increase of $6.3 million from the previous year. More than 170,000 people in 60 communities across Canada participated in the event. Team CIBC raised more than $3 million, including pledges from employees, their families and friends and proceeds from the 2010 CIBC Pink Collection™, bringing the total amount of money raised by Team CIBC since 1992 to more than $26 million;
•	Together, 70 CIBC employees in Ottawa, Calgary and Toronto helped raise more than $180,000 to fund research, treatment and care for women’s cancers through participation in The Weekend to End Women’s Cancers;
•	Following the success of its 2010 FIFA World Cup™ broadcast sponsorship, CIBC announced that it has entered into a sponsorship agreement with Visa in the retail banking category for the 2014 FIFA World Cup Brazil™;
•	CIBC donated $15,000 to the Canadian Red Cross to provide assistance to those in Newfoundland and Labrador affected by Hurricane Igor in September;
•	CIBC provided a $100,000 donation to the Canadian Red Cross to support its work in helping the victims of flooding in Pakistan. In addition to this contribution, CIBC’s branches across the country joined in the relief effort by collecting donations from the public; and
•	CIBC made a $500,000 donation to Memorial University to support undergraduate bursaries for business students. For each of the next 10 years, the CIBC Bursary Program in Business Administration will provide 15 $2,000 bursaries and 20 $1,000 bursaries, to undergraduate students who demonstrate financial need, are active in community or university life and display academic merit.
“I want to thank all CIBC employees for their contributions over the past year,” says McCaughey. “The leadership, professionalism and dedication they show every day in serving our clients, shareholders and communities is the key to CIBC’s ongoing progress.”

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2010 News Release	10

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with Generally Accepted Accounting Principles (GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 42 of CIBC’s 2010 Annual Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliations of the non-GAAP measures of our strategic business units are provided in their respective sections.

		For the three months ended
		2010	2010	2009
$ millions, except per share amounts		Oct. 31	Jul. 31	Oct. 31

Net interest income		$1,645	$1,548	$1,419
Non-interest income		1,609	1,301	1,469

Total revenue per interim financial statements	A	3,254	2,849	2,888
TEB adjustment	B	26	11	7

Total revenue (TEB) (1)	C	$3,280	$2,860	$2,895

Non-interest expenses per interim financial statements	D	1,860	1,741	1,669
Less: amortization of other intangible assets		11	9	10

Cash non-interest expenses (1)	E	$1,849	$1,732	$1,659

Net income applicable to common shares	F	$458	$598	$601
Add: after-tax effect of amortization of other intangible assets		8	7	8

Cash net income applicable to common shares (1)	G	$466	$605	$609

Basic weighted-average common shares (thousands)	H	391,055	388,815	382,793
Diluted weighted-average common shares (thousands)	I	392,063	389,672	383,987

Cash efficiency ratio (TEB) (1)	E/C	56.4%	60.6%	57.3%
Cash basic earnings per share (1)	G/H	$1.19	$1.55	$1.59
Cash diluted earnings per share (1)	G/I	$1.19	$1.55	$1.59

(1)	Non-GAAP measure.
Basis of Presentation
The interim consolidated financial statements presented in this news release have been prepared in accordance with Canadian GAAP. The interim financial results for the quarters, as presented in these financial statements, are unaudited, whereas the annual financial results as at or for the year ended October 31 are derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2010.

CIBC Fourth Quarter 2010 News Release	11

CONSOLIDATED BALANCE SHEET

	2010	2009
Unaudited, $ millions, as at	Oct. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$1,812

Interest-bearing deposits with banks	9,862	5,195

Securities
Trading	28,557	15,110
Available-for-sale (AFS)	26,621	40,160
Designated at fair value (FVO)	22,430	22,306

	77,608	77,576

Securities borrowed or purchased under resale agreements	37,342	32,751

Loans
Residential mortgages	93,568	86,152
Personal	34,335	33,869
Credit card	12,127	11,808
Business and government	38,582	37,343
Allowance for credit losses	(1,720)	(1,960)

	176,892	167,212

Other
Derivative instruments	24,682	24,696
Customers’ liability under acceptances	7,684	8,397
Land, buildings and equipment	1,660	1,618
Goodwill	1,913	1,997
Software and other intangible assets	609	669
Other assets	11,598	14,021

	48,146	51,398

	$352,040	$335,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$113,294	$108,324
Business and government	127,759	107,209
Bank	5,618	7,584

	246,671	223,117

Other
Derivative instruments	26,489	27,162
Acceptances	7,684	8,397
Obligations related to securities sold short	9,673	5,916
Obligations related to securities lent or sold under repurchase agreements	28,220	37,453
Other liabilities	12,572	13,693

	84,638	92,621

Subordinated indebtedness	4,773	5,157

Preferred share liabilities	—	600

Non-controlling interests	168	174

Shareholders’ equity
Preferred shares	3,156	3,156
Common shares	6,803	6,240
Treasury shares	1	1
Contributed surplus	96	92
Retained earnings	6,095	5,156
Accumulated other comprehensive income (AOCI)	(361)	(370)

	15,790	14,275

	$352,040	$335,944

CIBC Fourth Quarter 2010 News Release	12

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended			For the twelve months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions, except as noted	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Interest income
Loans	$1,939	$1,868	$1,703	$7,288	$7,183
Securities borrowed or purchased under resale agreements	82	49	31	193	324
Securities	457	381	367	1,562	1,705
Deposits with banks	18	14	8	52	85

	2,496	2,312	2,109	9,095	9,297

Interest expense
Deposits	636	558	527	2,192	2,879
Other liabilities	155	145	110	476	785
Subordinated indebtedness	48	54	45	188	208
Preferred share liabilities	12	7	8	35	31

	851	764	690	2,891	3,903

Net interest income	1,645	1,548	1,419	6,204	5,394

Non-interest income
Underwriting and advisory fees	87	108	132	426	478
Deposit and payment fees	188	194	193	756	773
Credit fees	90	87	85	341	304
Card fees	62	72	68	304	328
Investment management and custodial fees	115	117	112	459	419
Mutual fund fees	195	188	175	751	658
Insurance fees, net of claims	72	72	63	277	258
Commissions on securities transactions	125	108	124	474	472
Trading income (loss)	8	84	301	603	(531)
AFS securities gains, net	119	123	42	400	275
FVO income (loss)	(184)	(146)	(155)	(623)	(33)
Income from securitized assets	210	150	149	631	518
Foreign exchange other than trading	452	88	63	683	496
Other	70	56	117	399	119

	1,609	1,301	1,469	5,881	4,534

Total revenue	3,254	2,849	2,888	12,085	9,928

Provision for credit losses	150	221	424	1,046	1,649

Non-interest expenses
Employee compensation and benefits	994	973	886	3,871	3,610
Occupancy costs	173	161	157	648	597
Computer, software and office equipment	274	246	251	1,003	1,010
Communications	72	73	70	290	288
Advertising and business development	65	43	46	197	173
Professional fees	66	53	54	210	189
Business and capital taxes	22	22	28	88	117
Other	194	170	177	720	676

	1,860	1,741	1,669	7,027	6,660

Income before income taxes and non-controlling interests	1,244	887	795	4,012	1,619
Income tax expense	742	244	145	1,533	424

	502	643	650	2,479	1,195
Non-controlling interests	2	3	6	27	21

Net income	$500	$640	$644	$2,452	$1,174

Weighted-average common shares outstanding (thousands)	391,055	388,815	382,793	387,802	381,677
Weighted-average diluted common shares outstanding (thousands)	392,063	389,672	383,987	388,807	382,442
Earnings per share (in dollars)
- Basic	$1.17	$1.54	$1.57	$5.89	$2.65
- Diluted	$1.17	$1.53	$1.56	$5.87	$2.65
Dividends per common share (in dollars)	$0.87	$0.87	$0.87	$3.48	$3.48

CIBC Fourth Quarter 2010 News Release	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended			For the twelve months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Net income	$500	$640	$644	$2,452	$1,174

Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	1,022	81	(10)	789	(388)
Net gains (losses) on hedges of investment in self-sustaining foreign operations	(930)	(33)	(8)	(869)	250

	92	48	(18)	(80)	(138)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	94	255	179	303	462
Transfer of net (gains) losses to net income	(79)	(109)	(37)	(230)	(236)

	15	146	142	73	226

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	(9)	(13)	(9)	(26)
Net (gains) losses on derivatives designated as cash flow hedges transferred to net income	4	3	4	25	10

	6	(6)	(9)	16	(16)

Total OCI	$113	$188	$115	$9 (1)	$72 (1)

(1)	Includes non-controlling interest of $1 million for the year ended October 31, 2010 (2009: $1 million).
The income tax benefit (expense) allocated to each component of OCI is presented in the table below:

	For the three months ended			For the twelve months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Net foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(1)	$(5)	$(3)	$(1)	$34
Changes on hedges of investment in self-sustaining foreign operations	528	12	1	518	(16)
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(23)	(96)	(34)	(100)	(151)
Transfer of net (gains) losses to net income	27	21	18	68	111
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	(1)	4	6	3	13
Changes on derivatives designated as cash flow hedges transferred to net income	(1)	—	(5)	(3)	(9)

	$529	$(64)	$(17)	$485	$(18)

CIBC Fourth Quarter 2010 News Release	14

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the twelve months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Preferred shares
Balance at beginning of period	$3,156	$3,156	$3,156	$3,156	$2,631
Issue of preferred shares	—	—	—	—	525

Balance at end of period	$3,156	$3,156	$3,156	$3,156	$3,156

Common shares
Balance at beginning of period	$6,658	$6,508	$6,161	$6,240	$6,062
Issue of common shares	145	150	79	563	178

Balance at end of period	$6,803	$6,658	$6,240	$6,803	$6,240

Treasury shares
Balance at beginning of period	$4	$1	$1	$1	$1
Net (purchases) sales	(3)	3	—	—	—

Balance at end of period	$1	$4	1	$1	$1

Contributed surplus
Balance at beginning of period	$96	$94	$101	$92	$96
Stock option expense	3	2	2	11	12
Stock options exercised	(2)	—	—	(4)	(1)
Net (discount) premium on treasury shares and other	(1)	—	(11)	(3)	(15)

Balance at end of period	$96	$96	$92	$96	$92

Retained earnings
Balance at beginning of period, as previously reported	$5,972	$5,713	$4,886	$5,156	$5,483
Adjustment for change in accounting policies	—	—	—	—	(6) (1)

Balance at beginning of period, as restated	5,972	5,713	4,886	5,156	5,477
Net income	500	640	644	2,452	1,174
Dividends
Common	(341)	(338)	(333)	(1,350)	(1,328)
Preferred	(42)	(42)	(43)	(169)	(162)
Other	6	(1)	2	6	(5)

Balance at end of period	$6,095	$5,972	$5,156	$6,095	$5,156

AOCI, net of tax
Balance at beginning of period	$(474)	$(662)	$(485)	$(370)	$(442)
OCI	113	188	115	9	72

Balance at end of period	$(361)	$(474)	$(370)	$(361)	$(370)

Retained earnings and AOCI	$5,734	$5,498	$4,786	$5,734	$4,786

Shareholders’ equity at end of period	$15,790	$15,412	$14,275	$15,790	$14,275

(1)	Represents the impact of changing the measurement date for employee future benefits.

CIBC Fourth Quarter 2010 News Release	15

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the twelve months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Cash flows provided by (used in) operating activities
Net income	$500	$640	$644	$2,452	$1,174
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	150	221	424	1,046	1,649
Amortization(1)	96	91	102	375	403
Stock option expense	3	2	2	11	12
Future income taxes	179	186	188	800	38
AFS securities gains, net	(119)	(123)	(42)	(400)	(275)
(Gains) losses on disposal of land, buildings and equipment	—	(1)	(1)	1	2
Other non-cash items, net	(1,043)	760	(122)	(520)	(297)
Changes in operating assets and liabilities
Accrued interest receivable	(185)	(7)	(72)	(108)	266
Accrued interest payable	71	49	(160)	42	(339)
Amounts receivable on derivative contracts	(839)	(2,209)	3,736	(292)	4,270
Amounts payable on derivative contracts	(34)	2,203	(4,095)	(574)	(6,063)
Net change in trading securities	(7,719)	(2,999)	(719)	(13,447)	22,278	(2)
Net change in FVO securities	(3,669)	(22)	1,203	(124)	(445)
Net change in other FVO assets and liabilities	1,885	(813)	(2,648)	118	100
Current income taxes	622	73	(129)	466	2,162
Other, net	1,138	(709)	1,181	2,178	—

	(8,964)	(2,658)	(508)	(7,976)	24,935

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	6,931	12,690	11,428	24,588	(7,569	)(3)
Obligations related to securities sold short	802	(1,304)	(259)	3,094	(2,082)
repurchase agreements	(6,602)	(1,587)	(3,562)	(9,233)	(570)
Issue of subordinated indebtedness	—	—	—	1,100	—
Redemption/repurchase of subordinated indebtedness	(1,300)	—	(524)	(1,395)	(1,419)
Issue of preferred shares	—	—	—	—	525
Issue of common shares, net	145	150	79	563	178
Net proceeds from treasury shares (purchased) sold	(3)	3	—	—	—
Dividends	(383)	(380)	(376)	(1,519)	(1,490)
Other, net	(659)	1,232	25	(2,051)	596

	(1,069)	10,804	6,811	15,147	(11,831)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	2,528	(6,017)	(152)	(4,667)	2,206
Loans, net of repayments	(2,885)	(5,488)	(6,803)	(24,509)	(12,496)
Proceeds from securitizations	4,725	3,883	2,775	14,192	20,744
Purchase of AFS securities	(9,248)	(18,531)	(19,574)	(55,392)	(91,663)
Proceeds from sale of AFS securities	11,986	6,637	9,040	41,144	30,205
Proceeds from maturity of AFS securities	8,428	4,520	10,179	27,585	35,628
Net securities borrowed or purchased under resale agreements	(5,258)	7,382	(1,722)	(4,591)	2,845
Net cash used in acquisitions	—	—	—	(297)	—
Purchase of land, buildings and equipment	(71)	(81)	(89)	(220)	(272)

	10,205	(7,695)	(6,346)	(6,755)	(12,803)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(5)	9	3	(38)	(47)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	167	460	(40)	378	254
Cash and non-interest-bearing deposits with banks at beginning of period	2,023	1,563	1,852	1,812	1,558

Cash and non-interest-bearing deposits with banks at end of period(4)	$2,190 (5)	$2,023	$1,812	$2,190	$1,812

Cash interest paid	$780	$715	$850	$2,849	$4,242
Cash income taxes paid (recovered)	$(60)	$(15)	$87	$267	$(1,775)

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes securities initially bought as trading securities and subsequently reclassified to loans and AFS securities.

(3)	Includes $1.6 billion of Notes purchased by CIBC Capital Trust.

(4)	Includes restricted cash balance of $246 million (July 31, 2010: $255 million; October 31, 2009: $268 million).

(5)	Includes cash reserved for payment on redemption of non-cumulative preferred shares.

CIBC Fourth Quarter 2010 News Release	16

______________________________________________________
Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information below forms a part of this press release.
Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.
(The board of directors of CIBC reviewed this press release prior to it being issued.)
A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

CIBC Fourth Quarter 2010 News Release	17